HELMERICH & PAYNE, INC.

HELMERICH & PAYNE INTERNATIONAL DRILLING CO.

1437 South Boulder Avenue
Tulsa, Oklahoma 74119

(918) 742-5531

July 13, 2015

VIA EDGAR

H. Roger Schwall
Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Acceleration Request

Helmerich & Payne, Inc.
Helmerich & Payne International Drilling Co.

Registration Statement on Form S-4

(File No. 333-205219)

Dear Mr. Schwall:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Helmerich & Payne International Drilling Co., a Delaware Corporation and Helmerich & Payne, Inc., a Delaware corporation, as parent guarantor (together, the “Registrants”), hereby request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-205219) the “Registration Statement”) be accelerated so that it will become effective no later than 9:00 a.m., Washington, D.C. time, on July 16, 2015, or as soon thereafter as practicable.

The Registrants confirm that:

(i)                                     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)          the Registrants may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Katherine Ashley of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7706.

Please contact the undersigned at (918) 588-5217 or Katherine Ashley of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7706 if there are any questions regarding this matter.

[signature page follows]

Very truly yours,

HELMERICH & PAYNE, INC.

By:	/s/ Jonathan M. Cinocca
	Name:	Jonathan M. Cinocca
	Title:	Corporate Secretary

HELMERICH & PAYNE INTERNATIONAL DRILLING CO.

By:	/s/ Jonathan M. Cinocca
	Name:	Jonathan M. Cinocca
	Title:	Secretary

[Signature Page to Acceleration Request Letter (Form S-4)]